March 28, 2008

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance, MAIL STOP 7010
ATTN:  John Cash, Accounting Branch Chief
450 Fifth Street, N.W.
Washington, DC  20549-0306

RE:	Southwall Technologies, Inc.
Form 10-K for the year ended December 31, 2006
Form 10-Q for the Period Ended September 30, 2007
Commission File Number: 0-15930

Ladies and Gentlemen:

This letter is in response to the letter from the Commission’s staff dated February 19, 2008 regarding the above referenced filing and subsequent requests.  As such we attach the exhibits A, B and C as amended.

Please do not hesitate to contact me if you have any further questions or comments.

Very truly yours,

Southwall Technologies, Inc.

By:	/s/ R. Eugene Goodson

Dr. R. Eugene Goodson
Principal Executive Officer
Executive Chairman

cc:  Bret Johnson
       Al Pavot

Exhibit A

In 2005, the Company released approximately $390,000 of tax reserves related to German tax positions taken in previous years on statutory tax returns specifically dealing with transfer pricing and contract manufacturing rate of return.  The German taxing authorities conducted an audit of the years 1999-2002.  This audit was substantially completed at the end of the 2005 and the aforementioned issues were cleared and thus the Company released the related reserves.

Exhibit B

The foreign tax rate differential reflected in the worldwide effective tax rate reconciliation compares the US statutory rate of 35% to the actual foreign tax provision.  The material portion of the foreign provision is from German operations in the amounts of $416,000; $886,000 and $433,000 for the calendar years ended December 31, 2005, 2006 and 2007 respectively.  The additional amount of foreign provision booked in such years is related to Belgium branch taxes in the amounts of $18,000, $34,000 and $34,000.

The German effective tax reconciliations for tax years December 31, 2005, 2006 and 2007 are as follows:

German Effective Tax reconciliation	2005	2006	2007

	ETR	ETR	ETR
	%	%	%

German statutory income tax rate	38.39%	38.39%	38.39%

Tax exempt subsidies	-14.25%	-7.76%	-12.37%

Non deductible business exp.	0.47%	0.16%	0.03%

Add back 50% of interest expenses	2.87%	1.97%	2.62%

Taxes - Prior year result from German Tax Audit	0.00%	2.58%	0.00%

Foreign Payable Release	-25.60%	0.00%	0.00%

Other	-0.15%	0.84%	-1.45%

Actual income tax	1.73%	36.17%	27.22%

The German reconciliation reflects various permanent differences between the German statutory rate and the German effective tax rate reflected for US GAAP purposes.   The material difference primarily relates to benefits associated with tax subsidies received from the German government resulting from research and development efforts in Germany and benefits received as a result of additional investments in their German manufacturing facilities.

The Company underwent a German tax audit for the years 1999-2002.  While most of the issues were resolved in 2005 including transfer pricing, the final determination from the audit was received in 2006 which included approximately $55,000 of additional assessments related to various items, none of which were deemed material on their own.  This assessment was against the German entity and the cost incurred by the German company.  As such, the amount was reflected in the German tax provision and reflected in the above 2006 German rate reconciliation as 2.5% effective tax rate item.

Exhibit C

In 2006, the Company trued up the amount of foreign tax credits reflected in the income tax provision for US purposes to the amount reflected in filed tax returns.  The impact of this was a reduction to the amount of foreign tax credits reflected in the deferred tax asset disclosure in the footnote by approximately $115,000.  This amount is the result of a change in estimate.  Additionally, the adjustment impacts the disclosure only and has no impact on the financial statement since the respective deferred tax asset has a full valuation allowance provided against it.